
November 24, 2010

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your letter dated September 22, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Noncontrolling Interest, page 73

1.   Tell us what consideration you have given to disclosing the impact of PRC regulation that may legally effectively limit the consolidation and recognition of your VIEs within certain industry areas. In this regard, actions or inactions by the PRC described in your response to prior comment 1, suggest that management is basing its

accounting estimates and judgments regarding VIE consolidation of its gaming businesses in part on the PRC's historical lack of enforcement of such notices. Further, tell us what consideration you have given to expanding your Summary of Significant Accounting Policies to address such regulations.

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Competitive Compensation Packages, page 14

2.   We note that, in response to prior comment 3, you have asserted that you do not set individual elements of executive compensation with reference to amounts paid by competitors and that your disclosure "may have inadvertently given the impression" that you engage in benchmarking. However, we note statements throughout that explicitly describe your benchmarking process (emphasis added):

- When making recommendations, our Chief Executive Officer takes into consideration the following factors: (1) the competitiveness of the total compensation packages for our named executive officers as compared to similarly situated named executive officers at our peer companies." Page 13.

- "In addition to the use of benchmarking in setting executive compensation levels...." Page 14.

- "Generally speaking, we aim to set our total compensation so that it is in the median of the total compensation paid by our peer companies to ensure the competitiveness of our compensation." Page 14.

To the extent you are asserting that these statements do not accurately reflect how you determined the amounts paid to your named executive officers, please tell us how you have complied with the Item 402 requirement to discuss how the amount for each element of compensation was determined. Furthermore, if the actual process used differs materially from the process described in your compensation discussion and analysis, as your response implies, it appears that you should amend your Form 10-K to provide a revised compensation and discussion analysis that accurately describes how you made these determinations.

2009 Executive Bonus Plan, page 16

3.   It appears that the information you have redacted from your response to prior comment 4 is information that is required to be disclosed pursuant to Item 402(b)(2)(ix) of Regulation S-K. As such, there does not appear to be a basis for

redacting the information from your response letter pursuant to Rule 83. Please disclose this information in your next response letter and tell us the factors considered in deciding to increase the bonuses and in deciding the amount of the increase. Please include this disclosure in future filings, as applicable

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

19. Commitments and Contingencies

Laws and Regulations, page F-28

4.   We note no discussion of the September 28, 2009 GAPP notice and its potential impact within this section. For example, refer to the first paragraph of this section where you describe industries that "remain highly regulated." Tell us what consideration you have given to disclosing the further regulation of domestic online game operators on September 28, 2009 in this location. Further, with regard to the last sentence in this paragraph, tell us what consideration you have given to disclosing the September 28, 2009 GAPP notice further within this section of your footnote.

20. VIEs and Related Party Transactions

VIEs

5.   We note that "to satisfy PRC laws and regulations" certain business in the PRC is conducted through your VIEs and contractual agreements with shareholders of the VIEs. Tell us what consideration you have given to disclosing the September 28, 2009 GAPP notice and the potential impact of that notice on the company's Online Game Business described on page F-30. We note your statement in response to prior comment 1 that you do not believe that the GAPP notice changes the overall risk or Changyou's ability to continue to control its game operations, however, please explain how you determined that your contractual agreements continue to satisfy PRC laws and regulations in light of the specific language in the GAPP notice. In this regard, to the extent there is a reasonably possibility of a loss related to loss of control of any PRC entity now consolidated, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3730 with any other questions.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft
        Goulston & Storrs, P.C.